Exhibit 99.1

NEWS

Starfield Reports Results for Second Quarter ended
August 31, 2008 and Provides Update from Current Drilling Program

Toronto, Ontario - October 9, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced its financial results for the second quarter ended August 31, 2008 have been filed on SEDAR.

For the three and six month periods ended August 31, 2008, Starfield incurred costs for exploration and related equipment totaling $11.1 million and $18.5 million, respectively. The expenditures were directed toward the continued advancement of the Company’s Ferguson Lake project in Nunavut. Administrative outlays amounted to $0.6 million and $1.3 million for the quarter and six months ended August 31, 2008, respectively.

During the six month period ended August 31, 2008, Starfield raised $20.0 million through a private placement, and at August 31, 2008, the Company had approximately $17.0 million of cash on hand.  “With these uncertain financial markets, we are carefully managing expenditures as we continue the Ferguson Lake feasibility study,” said Greg Van Staveren, Chief Financial Officer.  “We have sufficient cash resources to sustain operations most of the way through 2009 without raising additional capital while at the same time demonstrably advancing the Ferguson Lake project.”

Drilling Update
During 2008, Starfield Resources has drilled 39 holes to their planned depths, for a total of 16,525 metres of drilling.  Of these 39 holes, 32 were drilled in the West Zone, five were in the North Zone and two were in the West Zone Extension.  On August 27, 2008 and September 18, 2008, the Company released assay results for ten holes and nine holes, respectively, from the current drill program.  At present, one rig is drilling in the southwest end of the Y Lake Trend, while the other rig is completing a hole in the eastern half of the West Zone before being moved to the Grizzly Trend.

“Weather permitting, we hope to drill at least four holes at both the Y Lake Trend and the Grizzly Trend before this year’s drill season ends,” said Ray Irwin, Starfield’s Vice President of Exploration.  “We look forward to receiving results from core samples drawn from both of these large and very distinctive anomalies.”

Y Lake Trend
The initial drill target on the Y Lake Trend is located immediately east of the eastern branch of Y Lake, approximately 20 km south of the West Zone.  Unlike the Ferguson Lake massive sulphide deposit and the remainder of the Y Lake Trend, the initial 2.5 km long target is underlain by a sequence of metasedimentary rocks with subordinate inliers of metamafic and metafelsic volcanic rocks.  This lithologic package contains several laterally persistent siliceous (cherty) banded iron formations containing disseminated and bedded sulphides.  These banded iron formations are manifested on the surface by well developed gossans possessing strongly anomalous coincidental base metal geochemical values and laterally persistent VTEM anomalies.

Grizzly Trend
The Grizzly Trend, which is located approximately 4.0 km south of the West Zone, is geologically similar to the part of the Y Lake Trend that is currently being drilled.  The initial 2.0 km long target area is underlain by a strongly tectonized sequence of paragneisses (metasedimentary rocks) and minor mafic metavolcanic rocks with several inter layered persistent banded iron formations and thin massive sulphide horizons.  These chemogenic rocks are manifested on the surface by laterally continuous gossans characterized by coincident strong base metal geochemical values and a strong VTEM signature.

A map indicating the location of the Y Lake Trend and Grizzly Trend in relation to Ferguson Lake is available on the Project page of the Company’s website.

 “Despite the economic downturn, significant value has been added to the Company during 2008,” added André Douchane, President and Chief Executive Officer.  “We identified additional significant exploration targets, completed a positive preliminary economic study, and made good progress developing our hydrometallurgical process to where we expect to have a mass balance and final flow sheet sufficient to construct a pilot plant.”

The quarterly financial statements, management’s discussion and analysis and additional information are available on the Company’s website and on SEDAR.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company focused on its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides.

Forward Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

Connie Anderson Investor Relations Starfield Resources Inc. 416-860-0400 ext. 228 canderson@starfieldres.com	André J. Douchane President and CEO Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer Starfield Resources Inc. 416-860-0400 gvanstaveren@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.